As filed with the Securities and Exchange Commission on February 5, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
Under
SCHEDULE B
Of
The Securities Act of 1933

Nordic Investment Bank
(Name of Registrant)

Mr. Vilhjálmur Egilsson
Nordic Executive Director’s Office
International Monetary Fund
700 19th Street, N.W.
Washington, D.C. 20431

(Name and address of Authorized Representative
of the Registrant in the United States)

Copies to:
Ward A. Greenberg
Cleary, Gottlieb, Steen & Hamilton
Neue Mainzer Strasse 52
60311 Frankfurt am Main
Germany

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered(1)	Amount To Be Registered(2)	Proposed Maximum Offering Price Per Unit(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Debt Securities and/or Warrants	$ 1,213,737,500	100%	$ 1,213,737,500	$ 111,664

(1)	Title of each class to be determined from time to time by Prospectus Supplement or Prospectus Supplements.
(2)	Any offering of securities denominated in a currency other than U.S. dollars or in a currency unit will be treated as the equivalent in U.S. dollars based on the applicable exchange rate on the date of issue.
(3)	Estimated solely for the purpose of calculating the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to Debt Securities and Warrants having an aggregate initial offering price of $286,262,500 or the equivalent thereof in one or more other currencies or composite currencies, registered under the Registrant’s Registration Statement No. 333-6106 on Schedule B and not previously sold in the United States.

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EXPLANATORY NOTE

This registration statement contains:

•	a prospectus, consisting of a cover page and numbered pages 2 through 10, relating to debt securities and/or warrants of Nordic Investment Bank, or NIB. The prospects relates both to this registration statement and to NIB’s Registration Statement No. 333-6106 on Schedule B. A maximum aggregate principal amount of U.S. $1,500,000,000 or its equivalent in other currencies or currency units of debt securities or warrants may be offered and sold in the United States on or after the date of this registration statement, and

•	a prospectus supplement, consisting of a cover page and numbered pages S-2 through S-31 and A-1 through A-4, relating to the possible offering by NIB, after the effectiveness of the registration statement, of medium-term notes, series C, due nine months or more from date of issue, up to a maximum aggregate principal amount of U.S. $3,000,000,000 or its equivalent in other currencies or currency units. A maximum aggregate principal amount of U.S. $2,000,000,000 or its equivalent in other currencies or currency units of these medium-term notes remain to be offered and sold on or after the date of this registration statement. Of this amount, a maximum aggregate principal amount of U.S. $1,213,737,500 may be offered and sold in the United States under this Registration Statement and a maximum aggregate principal amount of U.S. $286,262,500 may be offered and sold in the United States under NIB’s Registration Statement No. 333-6106 on Schedule B. In the event that any of these medium-term notes are offered and sold in the United States, information concerning pricing and other matters will be included in one or more pricing supplements filed in accordance with the rules and regulations of the Securities and Exchange Commission, or the SEC.

NIB may increase or decrease the initial public offering price or purchase price of medium-term notes that may be offered pursuant to the prospectus supplement contained in this registration statement or otherwise modify the medium-term note program described therein. Upon any material change in the medium-term note program, NIB will file an additional prospectus supplement or prospectus supplements describing such change in accordance with the rules and regulations of the SEC. NIB may also offer additional debt securities in other series pursuant to the prospectus contained in this registration statement. Upon any public offering or sale of any such other series of debt securities covered by the prospectus, a prospectus supplement or supplements describing such series of debt securities and the particular terms of such offer or sale will be filed in accordance with the rules and regulations of the SEC.

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CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933
and the Prospectus

Schedule B Item Number	Location in Prospectus

1.	Cover Page
2.	Use of Proceeds
3.	*
4.	*
5.	*
6.	**
7.	Authorized Representative
8.	**
9.	**
10.	Plan of Distribution**
11.	***
12.	Validity of the Securities
13.	***
14.	***

*	Information included in Nordic Investment Bank’s Annual Report on Form 18-K for the fiscal year ended December 31, 2001, as amended from time to time and incorporated by reference herein.

**	Additional information to be provided from time to time in Prospectus Supplements to be delivered in connection with the offering of Debt Securities and/or Warrants to Purchase Debt Securities.

***	Information included in Part II to this Registration Statement or as an Exhibit thereto or to be filed by one or more amendments to this Registration Statement.

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The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT (To Prospectus dated February    , 2003)

Subject to Completion

Nordic Investment Bank
U.S. $3,000,000,000

Medium-Term Notes, Series C
Due Nine Months or More from Date of Issue

The following terms may apply to the notes, which Nordic Investment Bank may sell from time to time. Nordic Investment Bank may vary these terms and will provide the final terms for each offering of notes in a pricing supplement.

•	Fixed or floating interest rate. The floating interest rate formula may be based on:

*	Commercial Paper Rate

*	LIBOR

*	Treasury Rate

*	Any other rate specified in the relevant pricing supplement

•	May be issued as indexed notes or discount notes

•	May be subject to redemption at the option of Nordic Investment Bank or repayment at the option of the holder

•	Certificated or book-entry form

•	Registered form

•	In the case of dollar-denominated notes, issued in denominations of $1,000 and integral multiples of $1,000

•	The notes will not be listed on any securities exchange, unless otherwise indicated in the applicable pricing supplement

•	Interest payments on the notes will be made without deducting withholding or similar taxes imposed by Denmark, Finland, Iceland, Norway or Sweden

•	May be sold with or without warrants to exchange the notes into other debt securities

See “Risks Associated With Foreign Currency Notes and Indexed Notes” beginning on page S-12 to read about certain risks associated with foreign currency notes and indexed notes which you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Salomon Smith Barney	Credit Suisse First Boston
Deutsche Bank Securities	Goldman, Sachs & Co.
Lehman Brothers	Merrill Lynch & Co.

This prospectus supplement is dated February    , 2003.

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ABOUT THIS PROSPECTUS SUPPLEMENT

Nordic Investment Bank, or NIB, is an international financial institution established by the Agreement Regarding the Establishment of Nordiska Investeringsbanken, or the Establishment Agreement, an international agreement signed on December 4, 1975, by the Kingdom of Denmark, the Republic of Finland, the Republic of Iceland, the Kingdom of Norway and the Kingdom of Sweden, referred to as the Member Countries. On October 23, 1998, the Member Countries entered into a novation of the Establishment Agreement, referred to as the Novation Agreement. The Novation Agreement came into effect on July 18, 1999, and the Establishment Agreement ceased to be effective on that date.

This prospectus supplement supplements the accompanying prospectus dated February    , 2003 relating to NIB’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. NIB has not authorized anyone else to provide you with different information. NIB and the agents are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

NIB accepts responsibility for the information contained in the prospectus, the prospectus supplement and each pricing supplement. NIB has taken all reasonable care to ensure that the information contained in the prospectus, the prospectus supplement and the pricing supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

NIB is furnishing this prospectus supplement and the accompanying prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. NIB confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts, the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and in the prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read the pricing supplement relating to the terms and conditions of a particular issue of notes along with this entire prospectus supplement and the prospectus.

Issuer:	Nordic Investment Bank.

Agents:	Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Fiscal Agent:	Citibank, N.A.

Paying Agent:	Citibank, N.A.

Exchange Rate Agent:	Citibank, N.A.

Calculation Agent:	Citibank, N.A.

Specified Currencies:	Including, but not limited to, Australian dollars, Canadian dollars, Danish kroner, euro, Hong Kong dollars, Japanese yen, New Zealand dollars, Pounds Sterling, Swedish kroner, Swiss francs and U.S. dollars or any other currency specified in the applicable pricing supplement.

Amount:	Up to a principal amount, or initial offering price in the case of indexed notes and discount notes, of $3,000,000,000 or its equivalent in other currencies. As of the date of this prospectus supplement, NIB has issued and sold $1,000,000,000 of the notes, $463,737,500 of which were registered with the SEC in connection with offers and sales in the United States.

Issue Price:	The notes may be issued at par, or at a premium over, or discount to, par and either on a fully paid or partly paid basis.

Maturities:	The notes will mature at least nine months from their date of issue.

Fixed Rate Notes:	Fixed rate notes will bear interest at a fixed rate.

Floating Rate Notes:	Floating rate notes will bear interest at a rate determined periodically by reference to one or more interest rate bases plus a spread or multiplied by a spread multiplier.

Indexed Notes:	Payments on indexed notes will be calculated by reference to a specific measure or index.

Discount Notes:	Discount notes are notes that are offered or sold at a price less than their principal amount and called discount notes in the applicable pricing supplement. They may or may not bear interest.

Redemption and Repayment:	If the notes are redeemable at the option of NIB (other than on the occurrence of the tax events described under “Description of the Securities—Debt Securities—Redemption” in the accompanying prospectus) or repayable at the option of the holder before maturity, the pricing supplement will specify:

•	the initial redemption date on or after which NIB may redeem the notes or the repayment date or dates on which the holders may elect repayment of the notes;

•	the redemption or repayment price; and

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•	the required prior notice to the holders or NIB.

Status:	The notes will constitute direct, unconditional and unsecured indebtedness of NIB and will rank equal in right of payment among themselves and with all existing and future unsecured and unsubordinated indebtedness of NIB.

Taxes:	Subject to certain exceptions, NIB will make all payments on the notes without withholding or deducting any taxes imposed by its Member Countries. For further information, see “Description of the Notes—Additional Amounts.”

Further Issues:	NIB may from time to time, without the consent of existing holders, create and issue notes having the same terms and conditions as any other outstanding notes offered pursuant to a pricing supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with, and will form a single series with, any such other outstanding notes.

Listing:	Application has not been made to list the notes on an exchange. Any particular issue of notes may be listed on the Luxembourg Stock Exchange or elsewhere, as provided in the applicable pricing supplement. NIB is under no obligation to list any issued notes and may in fact not do so.

Stabilization:	In connection with issues made under this program, a stabilizing manager or any person acting for the stabilizing manager may over-allot or effect transactions with a view to supporting the market price of notes issued under this program at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation of the stabilizing manager or any agent of the stabilizing manager to do this. Any such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Such stabilizing shall be in compliance with all applicable laws, regulations and rules.

Governing Law:	The notes will be governed by, and construed in accordance with, New York law, except for authorization and execution of the notes by NIB and any other matters required to be governed by the Novation Agreement and the Statutes of NIB, as amended.

Purchase Currency:	You must pay for notes by wire transfer in the specified currency. You may ask an agent to arrange for, at its discretion, the conversion of U.S. dollars or another currency into the specified currency to enable you to pay for the notes. You must make this request on or before the fifth Business Day preceding the issue date, or by a later date if the agent allows. The agent will set the terms for each conversion and you will be responsible for all currency exchange costs.

Warrants:	If NIB issues warrants, it will describe the specific terms relating to the warrants in the applicable pricing supplement.

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DESCRIPTION OF THE NOTES

The following description supplements the information contained in “Description of the Securities” in the prospectus. If the information in this prospectus supplement differs from the prospectus, you should rely on the information in this prospectus supplement. Because the information provided in a pricing supplement may differ from that contained in this prospectus supplement, you should rely on the pricing supplement for the final description of a particular issue of notes. The following description will apply to a particular issue of notes only to the extent that it is not inconsistent with the description provided in the applicable pricing supplement. Capitalized terms are defined in the Glossary at the end of this prospectus supplement.

NIB will issue the notes under the amended and restated fiscal agency agreement dated as of December 4, 2002 between NIB and Citibank, N.A., as fiscal agent. We refer to this agreement as the Amended and Restated Fiscal Agency Agreement. The information contained in this section and in the prospectus summarizes some of the terms of the notes and the Amended and Restated Fiscal Agency Agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the Amended and Restated Fiscal Agency Agreement and the forms of the notes before making your investment decision. NIB has filed copies of these documents with the Securities and Exchange Commission, or the SEC, and has filed or will file copies of these documents at the offices of the fiscal agent and the paying agents.

General Terms of the Notes

The notes:

•	are initially limited to an aggregate principal amount, or aggregate initial offering price in the case of indexed notes and discount notes, of $3,000,000,000 or its equivalent in other currencies. In order to calculate this limitation, the exchange rate agent will determine the U.S. dollar equivalent of notes denominated in another currency by referring to the noon buying rate for cable transfers in the relevant currency in The City of New York, as certified for customs purposes by the Federal Reserve Bank of New York on the issue date of those notes or, if that rate is not available, by referring to another published source selected by NIB. Notes registered with the SEC and sold in the United States are limited to the principal amount of securities registered under NIB’s shelf registration statements described in the prospectus;

•	will constitute a single series of debt securities, Series C, under the Amended and Restated Fiscal Agency Agreement;

•	will be denominated in U.S. dollars or another currency specified in the applicable pricing supplement;

•	will mature at least nine months from their date of issue;

•	may be offered and sold in any jurisdiction where it is lawful to do so;

•	may or may not be registered with the SEC;

•	may bear interest at a fixed rate or a floating rate;

•	in the case of registered dollar-denominated notes, will be issued in denominations of $1,000 and integral multiples of $1,000;

•	may or may not be redeemable by NIB before maturity. If the notes are redeemable, the pricing supplement will describe the terms that apply to the redemption;

•	may or may not be subject to repayment at the option of the holder; and

•	will not be entitled to the benefit of any sinking fund unless the applicable pricing supplement states otherwise.

The pricing supplement relating to each issuance of notes will specify additional terms and describe in more detail the terms of the notes that NIB is issuing.

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Form of the Notes

The Depository Trust Company, or DTC, is under no obligation to perform or continue to perform the procedures described below, and it may modify or discontinue them at any time. Neither NIB nor the fiscal agent will be responsible for DTC’s performance of its obligations under its rules and procedures. Additionally, neither NIB nor the fiscal agent will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Each note will be issued in fully registered form only and may be either “book-entry” or “certificated”.

Registered Notes. Registered notes are payable to the order of and registered in the name of a particular person or entity. In the case of book-entry registered notes, the global security is registered in the name of a nominee of the applicable clearing system, and this nominee is considered the sole legal owner or holder of the notes for purposes of the Amended and Restated Fiscal Agency Agreement. Beneficial interests in a registered note and transfers of those interests are recorded by the fiscal agent, acting as registrar, based on information provided to it by the transfer agents.

NIB will generally issue notes initially intended to be sold wholly or partly in the United States as book-entry notes in registered form.

Book-Entry Notes. Book-entry notes with the same issue date and terms are represented by one or more global securities deposited with, or on behalf of, DTC, and registered in the name of DTC or its nominee, Cede & Co. DTC acts as a depositary for, and holds the global securities on behalf of, certain financial institutions, called their participants. These participants, or other financial institutions acting through them called indirect participants, will represent your beneficial interests in the global securities. They will record the ownership and transfer of your beneficial interests through computerized book-entry accounts, eliminating the need for physical movement of the notes. NIB generally deposits the global securities representing book-entry notes sold in the United States with Citibank, N.A., as custodian for DTC or its nominee. Book-entry notes will not be exchangeable for certificated notes and, except under the circumstances described below, will not otherwise be issued as certificated notes.

If you wish to purchase book-entry securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant. Holding securities in this way is called holding in “street name.”

When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of NIB and the fiscal agent run only to the registered owner of the global security, which will be the clearing system or its nominee. For example, once NIB and the fiscal agent make a payment to the registered holder of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing system will pass along any payments or notices it receives from NIB to its participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing system will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of NIB or the fiscal agent.

As an owner of book-entry securities represented by a global security, you will also be subject to the following restrictions:

•	you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Notes”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form; and

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•	you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective.

Outside the United States, you may elect to hold interests in global securities through Clearstream Banking, société anonyme, referred to as Clearstream, Luxembourg, or Euroclear Bank, S.A./N.V. or its successor, as operator of the Euroclear System, referred to as Euroclear, if you are a participant in such systems, or indirectly through organizations that are participants of such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ security accounts in the names of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the names of their respective depositaries, which NIB refers to as the U.S. depositaries, on the books of the DTC.

As long as the notes are represented by global securities, we will pay principal of and interest on such notes to or as directed by DTC as the registered holder of the global securities. Payments to DTC will be in immediately available funds by wire transfer. DTC, Clearstream, Luxembourg or Euroclear, as applicable, will credit the relevant accounts of their participants on the applicable date.

NIB has been advised by DTC, Clearstream, Luxembourg and Euroclear, respectively, as follows:

•	As to DTC: DTC has advised NIB that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. DTC holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

•	As to Clearstream, Luxembourg: Clearstream, Luxembourg has advised NIB that it was incorporated as a limited liability company under Luxembourg law. Clearstream, Luxembourg is owned by Deutsche Börse AG.

Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thus eliminating the need for physical movement of certificates. Transactions may be settled by Clearstream, Luxembourg in many currencies, including U.S. dollars. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing. Clearstream, Luxembourg also deals with domestic securities markets in over 30 countries through established depository and custodial relationships. Clearstream, Luxembourg interfaces with domestic markets in a number of countries. Clearstream, Luxembourg has established an electronic bridge with Euroclear Bank S.A./N.V., the operator of Euroclear, or the Euroclear operator, to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream, Luxembourg customers are limited to securities brokers and dealers and banks, and may include the underwriters for the notes. Other institutions that maintain a custodial relationship with a Clearstream, Luxembourg customer may obtain indirect access to Clearstream, Luxembourg. Clearstream, Luxembourg is an indirect participant in DTC.

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Distributions with respect to the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

•	As to Euroclear: Euroclear has advised NIB that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Japanese yen. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

Euroclear is operated by the Euroclear operator, under contract with Euroclear plc, a U.K. corporation. The Euroclear operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters for the notes. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Euroclear operator is a Belgian bank. The Belgian Banking Commission and the National Bank of Belgium regulate and examine the Euroclear operator.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, or the Euroclear Terms and Conditions, and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear operator. Specifically, these terms and conditions govern (i) transfers of securities and cash within Euroclear; (ii) withdrawal of securities and cash from Euroclear; and (iii) receipt of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants. Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear operator.

Certificated Notes. NIB will only issue securities in certificated form in exchange for book-entry securities represented by a global security if:

•	in the case of a global security deposited with or on behalf of DTC, DTC is unwilling or unable to continue as depositary or is ineligible to act as depositary, and NIB does not appoint a successor depositary within 90 days after DTC notifies NIB or NIB becomes aware of this situation; or

•	NIB elects not to have the securities of a series represented by a global security or securities.

In either of these cases, you will be entitled to have registered in your name, and have physically delivered to you, securities in certificated form equal to the amount of book-entry securities you own. If NIB issues certificated securities, they will have the same terms and authorized denominations as the global security.

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You may transfer or exchange certificated securities by presenting them at the corporate trust office of the fiscal agent in The City of New York according to the procedures in the Amended and Restated Fiscal Agency Agreement. When you surrender a certificated security for transfer or exchange, the fiscal agent will authenticate and deliver to you or the transferee a security or securities of the appropriate form and denomination and of the same aggregate principal amount as the security you are surrendering. You will not be charged a fee for the registration of transfers or exchanges of certificated securities. However, you may be charged for any stamp, tax or other governmental charge associated with the transfer, exchange or registration. NIB, the fiscal agent and any other agent of NIB may treat the person in whose name any certificated security is registered as the legal owner of such security for all purposes.

If any certificated security becomes mutilated, destroyed, stolen or lost, you can have it replaced by delivering the security or the evidence of its loss, theft or destruction to the fiscal agent. NIB and the fiscal agent may require you to sign an indemnity under which you agree to pay NIB, the fiscal agent and any other agent for any losses they may suffer relating to the security that was mutilated, destroyed, stolen or lost. NIB and the fiscal agent may also require you to present other documents or proof. After you deliver these documents, if neither NIB nor the fiscal agent has notice that a bona fide purchaser has acquired the security you are exchanging, NIB will execute, and the fiscal agent will authenticate and deliver to you, a substitute security with the same terms as the security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, stolen or lost security.

Global Clearance and Settlement Procedures

You will be required to make your initial payment for the notes in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and/ or Euroclear participants will occur in the ordinary way in accordance with applicable rules and operating procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and Clearstream, Luxembourg customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system in accordance with its rules and procedures and within its established deadlines (based on European time). The relevant European international clearance system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time zone differences, credits of notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such entities settled during such processing will be reported to the relevant Clearstream, Luxembourg customers or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg, and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to continue to perform such procedures and such procedures may be discontinued at any time.

Paying Agents, Transfer Agents, Exchange Rate Agent and Calculation Agent

Until the notes are paid, NIB will maintain a paying agent and transfer agent in The City of New York. NIB has initially appointed Citibank, N.A. to serve as its paying agent and transfer agent.

NIB will appoint an exchange rate agent to determine the exchange rate for converting payments on notes denominated in a currency other than U.S. dollars into U.S. dollars, where applicable. NIB has initially appointed Citibank, N.A. to serve as its exchange rate agent. In addition, as long as any floating rate notes are outstanding, NIB will maintain a calculation agent for calculating the interest rate and interest payments on the notes. NIB has initially appointed Citibank, N.A. to serve as its calculation agent.

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Payment of Principal and Interest

General

Interest on registered notes will be paid (a) to the persons in whose names the notes are registered at the close of business on the record date or (b) if interest is being paid at maturity, redemption or repayment, to the person to whom principal is payable. The record date for registered notes is the date 15 calendar days before the applicable interest payment date, whether or not a Business Day. If notes are issued between a record date and an interest payment date, NIB will pay the interest that accrues during this period on the next following interest payment date to the persons in whose names the notes are registered on the record date for that following interest payment date.

Book-Entry Notes

NIB will, through its paying agent, make payments of principal, premium, if any, and interest on book-entry notes by wire transfer to the clearing system or the clearing system’s nominee as the registered owner of the notes, which will receive the funds for distribution to the holders. NIB expects that the holders will be paid in accordance with the procedures of the clearing system and its participants. Neither NIB nor the paying agent will have any responsibility or liability for any of the records of, or payments made by, the clearing system or the clearing system’s nominee or common depositary.

Registered Certificated Notes

If NIB issues registered certificated notes, it will make payments of principal, premium, if any, and interest to you, as a holder, by wire transfer if:

•	you own at least $10,000,000 aggregate principal amount or its equivalent of notes; and

•	not less than 15 calendar days before the payment date, you notify the paying agent of your election to receive payment by wire transfer and provide it with your bank account information and wire transfer instructions.

If NIB does not pay interest by wire transfer for any reason, it will, subject to applicable laws and regulations, mail a check to you on or before the due date for the payment at your address as it appears on the security register maintained by the fiscal agent on the applicable record date.

Payment Currency

Notes Denominated in a Currency Other than U.S. Dollars

Beneficial owners of book-entry notes denominated in a currency other than U.S. dollars that are registered in the name of DTC or its nominee will receive all payments in U.S. dollars. However, as a beneficial owner of book-entry notes denominated in a currency other than U.S. dollars and registered in the name of a nominee of DTC, you may elect to receive all payments in the specified currency by delivering a written notice to the DTC direct participant through which you hold your interest not later than the record date, in the case of an interest payment date, or at least 15 calendar days before the maturity date or date of earlier redemption or repayment, in the case of a principal payment. You must provide wire transfer instructions to an account denominated in the specified currency. The direct participant must then notify DTC of this election and DTC will notify the paying agent. In order for your election to take effect, the paying agent must receive this notice from DTC not later than five New York business days after the record date, in the case of an interest payment date, or at least 10 calendar days before the maturity date or date of earlier redemption or repayment, in the case of a principal payment. This election will remain in effect until you revoke it by delivering a written notice to the DTC direct participant through which you hold your interest not later than 15 calendar days before the applicable payment date. If the specified currency becomes unavailable for making payments, you cannot make this election and any election that you have already made will be revoked. In this case, you will receive payment in U.S. dollars until the specified currency is again available.

The exchange rate agent will exchange an applicable specified currency payment, other than amounts that beneficial owners have elected to receive in the specified currency, for U.S. dollars using the following exchange rate: the exchange rate agent’s bid quotation for the specified currency at approximately 11:00 a.m., New York City time, on the second Business Day preceding the payment date for the purchase of U.S. dollars with the specified currency for settlement on the payment date in an amount equal to the aggregate amount of specified currency payable to all holders receiving U.S. dollar payments on the payment date. The exchange rate agent will then pay this U.S. dollar amount to DTC or its nominee, as the registered holder of the notes. If the exchange rate agent’s bid quotation is not available, then NIB will make the payment in the specified currency outside of DTC.

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If you do not elect to receive the specified currency, you will be responsible for all currency exchange costs, which will be deducted from your payments. All determinations that the exchange rate agent makes, after being confirmed by NIB, will be binding unless they are clearly wrong.

Unavailability of Payment Currency

If the notes are payable in a specified currency other than U.S. dollars, and the specified currency is not available for making payments due to the imposition of exchange controls or other circumstances beyond NIB’s control, then you will receive payment in U.S. dollars until the specified currency is again available. If notes denominated in a currency other than U.S. dollars are payable in U.S. dollars, and U.S. dollars are not available for making payments due to the imposition of exchange controls or other circumstances beyond NIB’s control, then you will receive payment in the specified currency until U.S. dollars are again available. The exchange rate agent will determine the appropriate exchange rate to be used for converting these payments. Payments made under these circumstances will not be an event of default under the notes and you will be responsible for all currency exchange costs.

If notes denominated in a specified currency are redenominated, then NIB will be obligated to pay you the equivalent amounts in the new currency. See “European Monetary Union”.

Risks Associated With Foreign Currency Notes and Indexed Notes

This section describes certain risks associated with investing in the notes. You should consult your financial and legal advisors about the risks of investing in the notes and the suitability of your investment in light of your particular situation. NIB disclaims any responsibility for advising you on these matters.

Currency Risks

Notes denominated in a currency other than the currency of your home country are not an appropriate investment for you if you do not have experience with foreign currency transactions.

If NIB denominates notes in a currency other than U.S. dollars, the applicable pricing supplement will contain information about the currency, including historical exchange rates and any exchange controls affecting the currency. NIB will provide this information for your convenience only. Future fluctuations in exchange rates or exchange controls may be very different from past trends, and NIB will not advise you of any changes after the date of the applicable pricing supplement. In addition, if you reside outside the United States, special considerations may apply to your investment in the notes. You should consult financial and legal advisors in your home country to discuss matters that may affect your purchase or holding of, or receipt of payments on, the notes.

If the specified currency of a note depreciates against your home country currency, the effective yield of the note would decrease below its interest rate and could result in a loss to you.

Rates of exchange between your home country currency and the specified currency may change significantly, resulting in a reduced yield or loss to you on the notes. In recent years, rates of exchange between certain currencies have been highly volatile, and you should expect this volatility to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past, however, do not necessarily indicate future fluctuations.

Foreign exchange rates can either be fixed by sovereign governments or float. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar. National governments, however, rarely voluntarily allow their currencies to float freely in response to economic forces. Sovereign governments may use a variety of techniques, such as intervention by a country’s central bank or imposition of regulatory controls or taxes, to affect the rate of exchange of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate by devaluation or revaluation of a currency. A special risk to you in purchasing notes denominated in a foreign currency is that their yield could be affected by these types of governmental actions.

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Exchange controls could affect exchange rates and prevent NIB from paying you in the specified currency.

Governments have imposed exchange controls in the past and may do so in the future. There is a possibility that your government or foreign governments will impose or modify foreign exchange controls while you are a holder of foreign currency notes. Exchange controls could cause exchange rates to fluctuate, resulting in a reduced yield or loss to you on the notes. Exchange controls could also limit the availability of a specified currency for making payments on a note. In the event that a specified currency is unavailable, NIB will make payments to you as described under “Payment of Principal and Interest—Payment Currency—Unavailability of Payment Currency.”

If you file a lawsuit in the United States against NIB, the court may not render a judgment in any currency other than U.S. dollars.

New York law will apply to the notes, except with respect to the authorization of the notes and their execution by NIB and any other matters required to be governed by the Novation Agreement and the Statutes of NIB, as amended. Courts in the United States customarily have not rendered judgments in any currency other than U.S. dollars. However, New York law provides that in a lawsuit based on an obligation owed in a currency other than U.S. dollars, a court will render a judgment first in the currency of the obligation and then will convert this amount into U.S. dollars at the exchange rate on the date of the judgment. Fluctuations in exchange rates may cause this amount to be different than the amount NIB would have paid you under its original obligations. It is possible that New York law would not be applied (a) in any action based on an obligation denominated in a currency unit or (b) by a federal court sitting in the State of New York.

Indexed Notes

It is possible that you will receive substantially lower payments on indexed notes than you would on conventional debt securities or that you will not receive any payments at all.

Indexed notes are not an appropriate investment for you if you do not have experience in transactions in the underlying assets of an applicable index. An investment in indexed notes may be significantly more risky than an investment in conventional debt securities with fixed principal amounts because the payments on indexed notes may vary widely.

The risks of a particular indexed note will depend on the possibility of significant changes in currency exchange rates and the prices of any underlying assets. These risks generally depend on factors over which NIB has no control, such as economic and political events and the supply of and demand for the underlying assets. In addition, the exchange rates or prices referred to may be published by third parties not subject to U.S. regulation. In recent years, currency exchange rates and prices for various underlying assets have been highly volatile, and you should expect this volatility to continue in the future. Fluctuations in any of these rates or prices that have occurred in the past, however, do not necessarily indicate future fluctuations.

Interest Rate

General

The interest rate on the notes will not be higher than the maximum rate permitted by New York law, currently 25% per year on a simple interest basis. This limit may not apply to notes in which $2,500,000 or more has been invested. Interest payments on the notes will generally include interest accrued from and including the issue date or the last interest payment date to but excluding the following interest payment date or the date of maturity, redemption or repayment. Each of these periods is called an interest period.

Fixed Rate Notes

Fixed rate notes will bear interest at the rate specified in the applicable pricing supplement until NIB pays the principal amount of the notes. Unless otherwise specified in the pricing supplement, NIB will pay interest on fixed rate notes after it has accrued in semi-annual payments each April 15 and October 15 and on the date of maturity, redemption or repayment.

NIB will compute the accrued interest payable on fixed rate notes for any interest period on the basis of a 360-day year consisting of twelve 30-day months, unless otherwise provided in the relevant pricing supplement.

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If any payment date for a fixed rate note falls on a day that is not a Business Day, NIB will make the payment on the next Business Day. In addition, if any payment on a fixed rate note is due on a date that is not a Business Day in the relevant place of payment, NIB will make the payment on the next Business Day in that place of payment. NIB will treat these payments as if they were made on the due date, and no additional interest will accrue as a result of this delay.

Floating Rate Notes

Each floating rate note will have an interest rate formula. This formula is generally composed of:

•	a base interest rate with a specified maturity called the index maturity, e.g., three months, six months, etc.

•	plus or minus a spread measured in basis points with one basis point equal to 1/100 of a percentage point or

•	multiplied by a spread multiplier measured as a percentage.

The applicable pricing supplement will specify the base rate, the index maturity and the spread or spread multiplier. The pricing supplement may also specify a maximum (ceiling) or minimum (floor) interest rate limitation. The calculation agent will use the interest rate formula, taking into account any maximum or minimum interest rate, to determine the interest rate in effect for each interest period. All determinations made by the calculation agent will be binding unless they are clearly wrong.

NIB may issue floating rate notes with the following base rates:

•	Commercial Paper Rate;

•	LIBOR;

•	Treasury Rate; or

•	any other rate specified in the relevant pricing supplement.

The applicable pricing supplement will also specify the following with respect to each floating rate note:

•	the dates as of which the calculation agent will determine the interest rate for each interest period, referred to as the interest determination date;

•	the frequency with which the interest rate will be reset, i.e., daily, weekly, monthly, quarterly, semiannually or annually;

•	the dates on which the interest rate will be reset, referred to as the interest reset date, i.e., the first day of each new interest period, using the interest rate that the calculation agent determined on the interest determination date for that interest period;

•	the interest payment dates; and

•	if already determined, the initial interest rate in effect from and including the issue date to but excluding the first interest reset date.

Unless otherwise specified in the applicable pricing supplement, the date or dates on which interest will be reset will be, in the case of notes that reset daily, each Business Day; in the case of notes, other than those whose base rate is the Treasury Rate, that reset weekly, the Wednesday of each week; in the case of notes whose base rate is the Treasury Rate that reset weekly, the Tuesday of each week (except as provided below); in the case of notes that reset monthly, the third Wednesday of each month; in the case of notes that reset quarterly, the third Wednesday of March, June, September and December; in the case of notes that reset semi- annually, the third Wednesday of the two months specified in the applicable pricing supplement; and in the case of notes that reset annually, the third Wednesday of the month specified in the applicable pricing supplement; with the following two exceptions:

•	the interest rate in effect from the date of issue to the first interest reset date will be the initial interest rate, and

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•	the interest rate in effect for the 10 days immediately prior to the maturity date will be that in effect on the tenth day preceding the maturity date.

Unless otherwise specified in the applicable pricing supplement, the date or dates on which interest will be payable are as follows: in the case of notes that reset daily, weekly or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable pricing supplement; in the case of notes that reset quarterly, on the third Wednesday of March, June, September, and December of each year; in the case of notes that reset semi- annually, on the third Wednesday of the two months specified in the applicable pricing supplement; and in the case of notes that reset annually, on the third Wednesday of the month specified in the applicable pricing supplement.

The calculation agent will calculate the accrued interest payable on floating rate notes for any interest period by multiplying the principal amount of the note by an accrued interest factor, which will equal the interest rate for the interest period times a fraction, the numerator of which is the number of days in the period and the denominator of which is 360 or, in the case of Treasury Rate notes, the actual number of days in the year, either 365 or 366. If the interest rate varies during the period, the accrued interest factor will equal the sum of the interest factors for each day in the interest period. The calculation agent will compute the interest factors for each day by dividing the interest rate applicable to that day by 360, or, in the case of Treasury Rate notes, by the actual number of days in the year, either 365 or 366.

The calculation agent will round all percentages resulting from any interest rate calculation to the nearest one hundred- thousandth of a percentage point, with five one-millionths of a percentage point rounded upward. For example, the calculation agent will round 9.876545%, or .09876545, to 9.87655% or .0987655. The calculation agent will also round all specified currency amounts used in or resulting from any interest rate calculation to the nearest one-hundredth of a unit, with .005 of a unit being rounded upward.

If you are the holder of a floating rate note, you may ask the calculation agent to provide you with the current interest rate and, if it has been determined, the interest rate that will be in effect on the next interest reset date. The calculation agent will also notify NIB, each paying agent and the registered holders, if any, of the following information for each interest period (except for the initial interest period if this information is specified in the applicable pricing supplement):

•	the interest rate in effect for the interest period;

•	the number of days in the interest period;

•	the next interest payment date; and

•	the amount of interest that NIB will pay for a specified principal amount of notes on that interest payment date.

The calculation agent will generally provide this information by the first Business Day of each interest period, unless the terms of a particular series of notes provide that the calculation agent will calculate the applicable interest rate on a Calculation Date after that date, in which case the calculation agent will provide this information by the first Business Day following the applicable Calculation Date.

If any interest payment date, other than one that falls on the maturity date or on a date for earlier redemption or repayment, or interest reset date for a floating rate note would fall on a day that is not a Business Day, the interest payment date or interest reset date will instead be the next Business Day, unless the notes are LIBOR notes and that Business Day falls in the next month, in which case the interest payment date or the interest reset date will be the preceding Business Day. If any payment on a floating rate note is due on the maturity date or upon earlier redemption or repayment and that date is not a Business Day, the payment will be made on the next Business Day. In addition, if any payment on a floating rate note is due on a date that is not a Business Day in the relevant place of payment, NIB will make the payment on the next Business Day in that place of payment and no additional interest will accrue as a result of this delay. NIB will treat these payments as if they were made on the due date.

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The following table lists the most common base rates that NIB may use, the primary source of these base rates and the interest determination date for notes having these base rates. The definition of each base rate in the Glossary provides further details as to how the calculation agent will determine the base rate and describes alternate sources for each base rate should its primary source be unavailable. The sources listed in the following table apply only to notes denominated in U.S. dollars. NIB may provide different base rate sources in the applicable pricing supplement.

Base Rate	Primary Source of Base Rate	Interest Determination Date

Commercial Paper Rate	H.15(519) under the heading “Commercial paper—No financial”	Second Business Day before the interest reset date

LIBOR	Page 3750 on Moneyline Telerate or Reuters Money 3000 Service	Second London Banking Day before the interest reset date

Treasury Rate	H.15(519) under the heading “U.S. Government Securities—Treasury bills auction average (investment)”	The day of the week in which the interest reset date falls that the federal government auctions Treasury bills having the same index maturity as the notes. This is generally Monday, but may be either the following Tuesday or the preceding Friday if Monday is a legal holiday. If there is no auction during the week or on the preceding Friday, the interest determination date will be Monday.

Indexed Notes

NIB may offer indexed notes according to which the principal or interest is determined by reference to an index relating to:

•	the rate of exchange between the specified currency of the note and one or more other currencies or composite currencies, called the indexed currencies;

•	the price of one or more commodities, called the indexed commodities, on specified dates;

•	the level of one or more stock indexes, which may be based on U.S. or foreign stocks, on specified dates; or

•	any other objective price or measure described in the applicable pricing supplement.

The pricing supplement will describe how interest and principal payments on indexed notes will be determined. It will also include historical and other information about the index or indexes and information about the U.S. tax consequences to the holders of indexed notes.

Amounts payable on an indexed note will be based on the face amount of the note. The pricing supplement will describe whether the principal amount that NIB will pay you on redemption or repayment before maturity would be the face amount, the principal amount at that date or another amount.

If a third party is responsible for calculating or announcing an index for certain indexed notes and that third party stops calculating or announcing the index, or changes the way that the index is calculated in a way not permitted in the pricing supplement, then the index will be calculated by the independent determination agent named in the pricing supplement. If no independent agent is named, then NIB will calculate the index. If the determination agent or NIB cannot calculate the index in the same way and under the same conditions as the original third party, then the principal or interest on the notes will be determined as described in the pricing supplement. All calculations that the independent determination agent or NIB makes will be binding unless they are clearly wrong.

An investment in indexed notes may entail significant risks. See “Risks Associated With Foreign Currency Notes and Indexed Notes—Indexed Notes.”

European Monetary Union

On January 1, 1999, the European Community introduced the single European currency known as the euro in the 11 participating member states of the European Monetary Union. A participating member state is a member state of the European Community that has adopted the euro as its legal currency according to the Treaty of Rome of March 25, 1957, as amended by the Single European Act of 1986 and the Treaty on European Union, signed in Maastricht on February 1, 1992. During a transition period from January 1, 1999 to December 31, 2001, the former national currencies of those 11 participating member states continued to be legal tender in their country of issue, at rates irrevocably fixed on December 3, 1998.

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The European Community completed the final stage of its economic and monetary union on January 1, 2002, when euro notes and coins became available and participating member states withdrew their national currencies. It is not possible to predict how the European Monetary Union may affect the value of the notes or the rights of holders. You are responsible for informing yourself about the effects of European Monetary Union on your investment.

If so specified in the applicable pricing supplement, NIB may at its option, and without the consent of the holders of the notes or any coupons or the need to amend the notes or the Amended and Restated Fiscal Agency Agreement, redenominate the notes issued in the currency of a country that subsequently participates in the final stage of the European Monetary Union, or otherwise participates in the European Monetary Union in a manner with similar effect to such final stage, into euro. The provisions relating to any such redenomination will be contained in the applicable pricing supplement.

Redemption, Repurchase and Early Repayment

Redemption

The pricing supplement for the issuance of each series of notes will indicate either that:

•	the notes cannot be redeemed at NIB’s option prior to their maturity date (other than on the occurrence of the tax events described under “Description of the Securities—Debt Securities—Redemption” in the accompanying prospectus); or

•	the notes will be redeemable at NIB’s option on or after a specified date at a specified redemption price. The redemption price may be par or may decline from a specified premium to par at a later date, together, in each case, with accrued interest to the date of redemption.

NIB may redeem any of the notes that are redeemable either in whole or in part, on not less than 30 nor more than 60 days irrevocable notice to you, unless otherwise provided in the relevant pricing supplement. If NIB redeems less than all the notes of a particular series, the fiscal agent will select the notes to be redeemed by a method that it deems fair and appropriate. For further information concerning redemption, including redemption for tax reasons, please see “Description of the Securities—Debt Securities—Redemption” in the accompanying prospectus.

Repurchase

NIB may repurchase notes at any time and price in the open market or otherwise. Notes repurchased by NIB may, at NIB’s discretion, be held, resold (subject to compliance with applicable securities and tax laws) or surrendered to the fiscal agent for cancellation.

Early Repayment

The pricing supplement relating to a series of notes will also indicate whether you will have the option to elect repayment by NIB before the maturity date of the notes. If you have this option, the pricing supplement will specify the price at which and the date or dates on which you may elect repayment.

In order to receive repayment on the notes, you must provide to the paying agent, at least 45 but not more than 60 days before the repayment date, unless otherwise provided in the pricing supplement, appropriate wire transfer instructions and either:

•	in the case of certificated notes, the notes together with the form entitled “Option to Elect Repayment” on the reverse side of the notes duly completed by you; or

•	in the case of book-entry notes, a copy of the pricing supplement together with the form entitled “Option to Elect Repayment” contained in the pricing supplement duly completed by you; or

•	in the case of either certificated or book-entry notes, a telegram, telex, facsimile or letter from a member of a national securities exchange, the National Association of Securities Dealers, Inc., the depositary or a commercial bank or trust company in the United States describing the particulars of the repayment and including a guaranty that the notes or the pricing supplement and the completed form entitled “Option to Elect Repayment” will be received by the paying agent no later than five Business Days after the date of the telegram, telex, facsimile or letter. The paying agent must also receive the notes or the pricing supplement and the completed forms by the fifth Business Day after the date of the telegram, telex, facsimile or letter.

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The guaranty from the member of a national securities exchange, the National Association of Securities Dealers, Inc., the depositary or a commercial bank or trust company in the United States must include the following information:

•	the name of the holder of the note;

•	a statement that the option to elect repayment is being exercised;

•	the principal amount of the note that the holder elects to have repaid; and

•	the certificate number, in the case of certificated notes, or CUSIP number assigned to the note or a description of the terms of the note, in the case of book-entry notes.

Unless the applicable pricing supplement states otherwise, you may exercise the repayment option for less than the entire principal amount of a note, provided the remaining principal amount outstanding is an authorized denomination.

For notes represented by a global security, the depositary or its nominee will be the only party that can exercise a right of repayment. Thus, if you beneficially own interests in a global security and you want to elect repayment, you must instruct the direct or indirect participant through which you hold your interests to notify the depositary of your election. You should consult your direct or indirect participant to discuss the appropriate cut-off times and other requirements for making a prepayment election.

Discount Notes

If the pricing supplement states that a note is a discount note, the amount payable in the event of redemption, repayment or other acceleration of the maturity date will be the amortized face amount of the note as of the date of redemption, repayment or acceleration, but in no event more than its principal amount. The amortized face amount is equal to (a) the issue price plus (b) that portion of the difference between the issue price and the principal amount that has accrued at the yield to maturity described in the pricing supplement (computed in accordance with generally accepted U.S. bond yield computation principles) by the redemption, repayment or acceleration date.

Sinking Fund

Unless otherwise specified in the applicable pricing supplement, the notes will not be subject to any sinking fund.

Additional Amounts

NIB will make all payments of principal, premium, if any, and interest on the notes without withholding or deducting any taxes imposed by the Member Countries or tax authorities within the Member Countries, except as required by law. If any such law requires NIB to withhold or deduct taxes, NIB will pay you the additional amounts necessary to ensure that you receive the same amount as you would have received without such withholding or deduction, except that no such additional amounts shall be payable in respect of the notes in any of the following five circumstances:

•	in a Member Country by or on behalf of which the relevant taxes, duties, assessments or governmental charges are imposed or levied; or

•	to you, or to a third party on your behalf, if you are subject to such taxes, duties, assessments or governmental charges by reason of your being connected with any of the Member Countries otherwise than merely by the holding of such note or by receiving payment in respect thereof; or

•	where you are an individual and such withholding or deduction is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

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•	to you, or to a third party on your behalf, if you would have been able to avoid such withholding or deduction by agreeing to receive payment through another paying agent in a member state of the European Union; or

•	more than thirty days after the date on which such payment first becomes due, except to the extent that you would have been entitled to such additional amounts on the last day of such 30-day period.

Default and Acceleration of Maturity

Both of the following are events of default under the notes:

•	NIB fails to pay any principal, premium, if any, or interest on any note within 30 days after payment is due;

•	NIB fails to perform any other obligation under the notes and does not cure that failure within 60 days after the fiscal agent receives written notice from the holder of any note requiring NIB to remedy the failure.

If the events described above continue, then the holders of 25% of the notes may, by written notice given to NIB and the fiscal agent, accelerate the notes. Upon acceleration, all amounts of principal of, premium, if any, and any accrued interest on the notes held by the holder will be immediately due and payable. If NIB remedies all defaults before the fiscal agent receives the notice, then no acceleration will occur.

Modification of Terms

NIB and the fiscal agent may generally modify the terms of the notes with the written consent of the holders of 66 2/3% of the outstanding principal amount of the notes to which the modification relates. However, each holder must consent to any modification that would change the amount or terms of payment of that holder’s notes, and the consent of all of the holders of outstanding notes is required to reduce the percentage set forth above to authorize modifications.

Further Issues

NIB may from time to time, without the consent of existing holders, create and issue notes having the same terms and conditions as any other outstanding notes offered pursuant to a pricing supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with, and will form a single series with, any such other outstanding notes.

Notices

Notices to holders of notes will be made by first class mail, postage prepaid, to the registered holders.

Risks Relating to Jurisdiction and Enforcement of Judgments

NIB will appoint the Consul General of Sweden as its authorized agent for service of process in any action based on the securities brought against NIB in any state or federal court in The City of New York. NIB will waive any immunity from the jurisdiction of these courts to which it might be entitled in any action based on these securities, but the waiver will not extend to actions brought under U.S. federal securities laws. You may also institute an action against NIB based on the securities in any competent court in any of the Member Countries.

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Nevertheless, NIB may still plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976, or the Immunities Act, in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General of Sweden as its agent for service of process and waiver of immunity from jurisdiction do not include these actions. Without NIB’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against NIB unless the court determines that NIB is not entitled to sovereign immunity under the Immunities Act. In addition, under the Novation Agreement (i) the property and assets of NIB shall be immune from execution of judgment or decree by judicial or administrative authority before such judgment or decree is final; (ii) the property and assets of NIB shall be immune from search, requisition, confiscation and expropriation; (iii) NIB, its property and assets shall be immune from procedural measures of constraints such as seizure; and (iv) the premises and archives of NIB and all documents belonging to it or held by it shall be inviolable. The effect of these provisions of the Novation Agreement may be to limit or eliminate your ability to obtain documents by judicial action in any proceeding or to enforce or create a judgment against NIB or any pre-or post judgment remedies such as attachment or seizure.

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UNITED STATES TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in notes and are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the notes. This summary deals only with U.S. holders that hold notes as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold notes as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organization or a person whose “functional currency” is not the U.S. dollar.

This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

You should consult your tax adviser about the tax consequences of holding notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

Payments of Interest and Additional Amounts

Payments or accruals of “qualified stated interest” (as defined below) on a note and additional amounts (i.e. without reduction for withholding taxes) will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting). Such income will constitute income from sources without the United States for foreign tax credit purposes and will be considered “passive income” or, in the case of certain holders, “financial services income.” If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a note in a currency other than U.S. dollars (a “foreign currency”), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, as an accrual-basis U.S. holder, you may elect to translate all interest income on foreign currency-denominated notes at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year) or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election, you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the note. In general such foreign currency gain or loss will be treated as received by you from sources within the United States.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a note generally will equal the cost of the note to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the note. (The rules for determining these amounts are discussed below.) If you purchase a note that is denominated in a foreign currency, the cost to you (and therefore generally your initial tax basis) will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency note is traded on an established securities market and you are a cash- basis taxpayer (or if you are an accrual-basis taxpayer that makes a special election), you will determine the U.S. dollar value of the cost of the note by translating the amount of the foreign currency that you paid for the note at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a note in respect of foreign currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a note, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

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When you sell or exchange a note, or if a note that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued qualified stated interest, which will be subject to tax in the manner described above under “Payments of Interest and Additional Amounts”) and your tax basis in the note. If you sell or exchange a note for a foreign currency, or receive foreign currency on the retirement of a note, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency note is disposed of or retired. If you dispose of a foreign currency note that is traded on an established securities market and you are a cash-basis U.S. holder (or if you are an accrual-basis holder that makes a special election), you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency notes traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a note generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a note will be long-term capital gain or loss if you have held the note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to tax at a lower rate than net short-term capital gain or ordinary income. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Gain realized by you on the sale, exchange or retirement of a note generally will be treated as from sources within the United States for U.S. federal income tax purposes.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the note. In general, such foreign currency gain or loss will be treated as received by you from sources within the United States.

Original Issue Discount

If we issue notes at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the notes multiplied by the number of full years to their maturity, the notes will be “Original Issue Discount Notes.” The difference between the issue price and the stated redemption price at maturity of the notes will be the “original issue discount.” The “issue price” of the notes will be the first price at which a substantial amount of the notes are sold to the public (i.e., excluding sales of notes to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the notes other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by us) at least annually during the entire term of a note at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in an Original Issue Discount Note, you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Note, you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

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In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Note with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that note for all days during the taxable year that you own the note. Such income will constitute income from sources without the United States for foreign tax credit purposes. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the note, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period is determined by:

(i)	multiplying the “adjusted issue price” (as defined below) of the note at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity (defined below) of the note and the denominator of which is the number of accrual periods in a year; and

(ii)	subtracting from that product the amount (if any) payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Note that is a floating rate note, both the “annual yield to maturity” and the qualified stated interest will be determined for these purposes as though the note will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the note on its date of issue or, in the case of some floating rate notes, the rate that reflects the yield that is reasonably expected for the note. (Additional rules may apply if interest on a floating rate note is based on more than one interest index.) The “adjusted issue price” of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price (including any accrued interest) and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the note in all prior accrual periods. All payments on an Original Issue Discount Note (other than qualified stated interest) will generally be viewed first as payments of previously accrued original issue discount (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a note is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the note to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Note denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a note (i.e., the excess of all remaining payments to be received on the note, including payments of qualified stated interest, over the amount you paid for the note) under the constant yield method described above. If you purchase notes at a premium or market discount and if you make this election, you will also be deemed to have made the election (discussed below under the “Premium” and “Market Discount”) to amortize premium or to accrue market discount currently on a constant yield basis in respect of all other premium or market discount bonds that you hold.

In the case of an Original Issue Discount Note that is also a foreign currency note, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method described above and (ii) translating that foreign currency amount at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described above under “Payments of Interest and Additional Amounts.” Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Note that is also a foreign currency note, you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note), you will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Note, as the case may be) and the

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amount accrued (using the exchange rate applicable to such previous accrual). In general, such foreign currency gain or loss will be treated as received by you from sources within the United States.

If you purchase an Original Issue Discount Note outside of the initial offering at a cost less than its remaining redemption amount (i.e., the total of all future payments to be made on the note other than payments of qualified stated interest), or if you purchase an Original Issue Discount Note in the initial offering at a price other than the note’s issue price, you generally will also be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Note at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price.

Floating rate notes generally will be treated as “variable rate debt instruments” under the regulations applicable to Original Issue Discount Notes. Accordingly, the stated interest on a floating rate note generally will be treated as “qualified stated interest” and such a note will not have an original issue discount solely as a result of the fact that it provides for interest at a variable rate. If a floating rate note does not qualify as a “variable rate debt instrument,” the note will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments. We will provide a detailed description of the tax considerations relevant to U.S. holders of any such notes in the pricing supplement.

Certain Original Issue Discount Notes may be redeemed prior to maturity, either at our or your option, or may have special repayment as indicated in the pricing supplement. Original Issue Discount Notes containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Notes with these features, you should carefully examine the pricing supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the notes.

Short-Term Notes

The rules described above will also generally apply to Original Issue Discount Notes with maturities of one year or less (“short-term notes”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term note as qualified stated interest, but treat a short-term note as having original issue discount. Thus, all short-term notes will be Original Issue Discount Notes. Except as noted below, if you are a cash-basis holder of a short-term note and you do not identify the short-term note as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the note as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the note during the period you held the note. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term note until the maturity of the note or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term note, you may elect to accrue original issue discount on a current basis (in which case the limitation on the deductibility of interest described above will not apply). A U.S. holder using the accrual method of tax accounting and some cash method holders (including banks, securities dealers, regulated investment companies and certain trust funds) generally will be required to include original issue discount on a short-term note in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash-basis or accrual-basis holder, if you are the holder of a short-term note you may elect to accrue any “acquisition discount” with respect to the note on a current basis. Acquisition discount is the excess of the remaining redemption amount of the note at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term notes.

Premium

If you purchase a note at a cost greater than the note’s remaining redemption amount, you will be considered to have purchased the note at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the note. If you make this

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election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium, you will be required to reduce your tax basis in the note by the amount of the premium amortized during your holding period. Original Issue Discount Notes purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency note, you should calculate the amortization of the premium in the foreign currency. Premium amortization deductions attributable to a period reduce interest income in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for interest payments in respect of that period. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency note based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the note and the exchange rate on the date the holder acquired the note. In general, you will treat such gain or loss as received from sources within the United States. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the note. Therefore, if you do not elect to amortize premium and you hold the note to maturity, you generally will be required to treat the premium as capital loss when the note matures.

Market Discount

If you purchase a note at a price that is lower than the note’s remaining redemption amount (or in the case of an Original Issue Discount Note, the note’s adjusted issue price), by 0.25% or more of the remaining redemption amount (or adjusted issue price), multiplied by the number of remaining whole years to maturity, the note will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the note during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the note. In general, market discount will be treated as accruing ratably over the term of the note, or, at your election, under a constant yield method. Market discount will be treated as earned from sources outside the United States. You must accrue market discount on a foreign currency note in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the note.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the note as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder’s taxable year).

Indexed Notes and Other Notes Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. We will provide a detailed description of the tax considerations relevant to U.S. holders of any contingent debt obligations in the applicable pricing supplement.

Information Reporting and Backup Withholding

The paying agent must file information returns with the United States Internal Revenue Service in connection with note payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the notes. If you are not a United States person, you may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements.

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PLAN OF DISTRIBUTION

Distribution

NIB may offer the notes on a continuous basis through agents that have agreed to use their reasonable best efforts to solicit orders. The terms and conditions contained in the selling agency agreement, dated January 22, 1993, as amended on December 4, 2002, or the Selling Agency Agreement, and any terms agreement entered into thereunder will govern these selling efforts. The agents who have entered into this agreement with NIB are listed on page S-4.

NIB will pay the agents a commission that will be negotiated at the time of sale. Generally, the commission will take the form of a discount and will be based on the maturity of the notes offered.

In addition to the agents listed on page S-4, NIB may sell notes through other agents who execute the forms and receive the confirmations required by the Selling Agency Agreement. The applicable pricing supplement will specify the agents and their commission.

NIB has the right to accept orders or reject proposed purchases in whole or in part. The agents also have the right, using their reasonable discretion, to reject any proposed purchase of notes in whole or in part.

NIB may also sell notes to agents as principal, i.e., for their own accounts. These notes may be resold in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices. The pricing supplement relating to these notes will specify the purchase price paid by the agents and, if the notes are to be resold at a fixed public offering price, the initial public offering price and the underwriting discounts and commissions. Unless the pricing supplement specifies otherwise, any note purchased by an agent as principal will be purchased at 100% of the principal amount of the note minus a percentage equal to the commission applicable to an agency sale of a note of identical maturity. These notes may be sold to other dealers. The agents and dealers may allow concessions, which will be described in the pricing supplement. Such concessions may not be in excess of those concessions received by such agent from NIB. After the initial public offering of the notes, the public offering price, the concession and the discount may be changed.

The notes will generally not have an established trading market when issued. The agents may make a market in the notes, but are not obligated to do so and may discontinue any market-making at any time without notice. NIB cannot assure you that a secondary market will be established for any series of notes, or that any of them will be sold. The notes will not be listed on any securities exchange, unless otherwise indicated in the pricing supplement.

In order to facilitate the offering of the notes, the stabilizing manager or any person acting for the stabilizing manager may engage in transactions with a view to supporting the market price of the notes issued under this program at a level higher than that which might otherwise prevail for a limited period after the issue date. In particular, the stabilizing manager or any person acting for it may:

•	over-allot in connection with the offering, i.e., offer and apportion more of the notes than the agents have, creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the stabilizing manager or any person acting on its behalf repurchases previously-distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The stabilizing manager or any person acting on its behalf are not required to engage in these activities, but, if they do, they may discontinue them at any time and they must be brought to an end after a limited period. Such stabilizing shall be in compliance with all applicable laws, regulations and rules.

NIB may agree to reimburse the agents for certain expenses incurred in connection with the offering of the notes. The agents and their affiliates may engage in transactions with and perform services for NIB in the ordinary course of business.

NIB has agreed to indemnify the agents against certain liabilities, including liabilities under the U.S. Securities Act of 1933, or the Securities Act. The agents, whether acting as agent or principal, and any dealer that offers the notes, may be deemed to be “underwriters” within the meaning of the Securities Act.

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A form of pricing supplement is attached as Annex A to this prospectus supplement.

Selling Restrictions

Each of the agents has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the terms agreement.

The United Kingdom

Each of the agents has further represented and agreed that:

(a)	No deposit taking: in relation to any notes which must be redeemed before the first anniversary of the date of their issue:

(i)	it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business; and

(ii)	it has not offered or sold and will not offer or sell any notes other than to persons:

(A)	whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses; or

(B)	who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses;

where the issue of the notes would otherwise constitute a contravention of section 19 of the U.K. Financial Services and Markets Act 2000, or the FSMA, by NIB;

(b)	Financial promotion: it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to NIB; and

(c)	General compliance: it has complied and will comply with all applicable provisions of the FSMA.

Japan

The notes have not been and will not be registered under the Securities and Exchange Law of Japan. Each agent has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.

Hong Kong

Each agent has agreed that it and each of its affiliates have not (i) offered or sold, and will not offer or sell, the notes by means of any document, to persons in Hong Kong other than persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, any invitation, document or advertisement relating to notes in Hong Kong (unless permitted to do so under the securities laws of Hong Kong) other than with respect to notes intended to be disposed of outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

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Singapore

The prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each of the agents has agreed that the prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore, or the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Germany

Each agent has confirmed that it is aware of the fact that no German selling prospectus (Verkaufsprospekt) has been and will be published in respect of the program and that it will comply with the Securities Selling Prospectus Act, or the Act, of the Federal Republic of Germany (Wertpapier-Verkaufsprospektgesetz) or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of the notes. In particular each agent has undertaken not to engage in public offering (Öffentliches Anbieten) in the Federal Republic of Germany with respect to any notes issued under the program otherwise than in accordance with the Act and any other act replacing or supplementing the Act and all other applicable laws and regulations.

France

The notes will be issued outside the Republic of France and may not be publicly offered in the Republic of France, and each agent has represented and agreed that, and each further agent under the program will be required to represent and agree that, it has not offered or sold notes in the Republic of France, except in compliance with the relevant regulations issued from time to time by the Commission des Operations de Bourse to (i) qualified investors (investisseurs qualifiés) or (ii) a limited number of investors (cercle restreint d’investisseurs) each as defined in Article L411-1 et seq of the French Code monétaire et finacier and Decree no. 98.880 dated October 1, 1998. In addition, each agent has represented and agreed that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, the prospectus supplement, the prospectus or any other offering material relating to the notes other than to investors to whom offers and sales of notes in the Republic of France may be made as described above.

The Netherlands

The notes may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, among others, treasuries and finance companies of large enterprises, which trade or invest in securities in the course of a profession or trade. Individuals or legal entities who or which do not trade or invest in securities in the course of their profession or trade may not participate in the offering of the notes, and this prospectus supplement and the accompanying prospectus or any other offering material relating to the notes may not be considered an offer or the prospect of an offer to sell or exchange the notes.

Switzerland

Each agent has agreed that any issue of notes denominated in Swiss francs or carrying a Swiss franc related element will be in compliance with the guidelines of the Swiss National Bank regarding Swiss franc denominated securities.

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GLOSSARY

“Business Day” A “Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by law or regulations to be closed in The City of New York, and that meets the following requirements, as applicable:

•	Notes denominated in a currency other than euro: it is a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the specified currency for such note in the relevant financial center and in any city or cities as specified in the applicable pricing supplement;

•	Euro-denominated notes: it is (i) a day on which the Trans-european Automated Real-time Gross settlement Express Transfer system is operating; and (ii) is a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in any city or cities specified in the applicable pricing supplement; and

•	Indexed notes: it is not a day on which banking institutions are authorized or required by law, regulation or executive order to close in the place or places specified in the applicable pricing supplement.

“Calculation Date” means the earlier of (a) the tenth calendar day after the applicable interest determination date or, if this date is not a Business Day, the next Business Day and (b) the second Business Day before the relevant interest payment date or date of maturity, redemption or repayment.

“Commercial Paper Rate” means the rate determined by the calculation agent as of the applicable interest determination date as follows:

•	the money market yield of the rate for commercial paper having the Index Maturity specified on the face of the note, as such rate shall be published by the Board of Governors of the Federal Reserve System in “Statistical Release H.l5(519), Selected Interest Rates” (“H.15(519)”), or any successor publication, under the heading “Commercial Paper”.

•	in the event that such rate is not published prior to 3:00 P.M., New York City time on the Calculation Date, the Commercial Paper Rate will be the money market yield of the rate for commercial paper of the applicable index maturity as published by the Federal Reserve Bank of New York in its daily statistical release “Composite 3:30 P.M. Quotations for U.S. Government Securities” under the heading “Commercial Paper”.

•	if by 3:00 P.M., New York City time on the Calculation Date neither of the rates described above is published, the Commercial Paper Rate will be the money market yield of the arithmetic mean of the offered rates as of 11:00 A.M., New York City time of three leading dealers of commercial paper in The City of New York selected by the calculation agent for commercial paper of the applicable index maturity, placed for an industrial issuer whose bond rating is “AA” or the equivalent, from a nationally recognized rating agency; provided, however, that if the dealers selected by the calculation agent are not quoting offered rates as mentioned in this sentence, the rate of interest in effect for the applicable period will be the rate of interest in effect on the applicable interest determination date.

The money market yield of the rate or average of rates set forth above will be a yield, expressed as a percentage, calculated in accordance with the following formula:

D x 360
money market yield =		x 100
360 - (D x M)

where “D” refers to the applicable annual rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and “M” refers to the actual number of days in the interest period for which interest is being calculated.

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“Euro-zone” means the region comprised of member states of the European Union that adopt the euro in accordance with the Treaty of Rome, as amended by the Treaty on European Union.

“H.15 Daily Update” means the “Statistical Release H.15 Daily Update, Selected Interest Rates” or any successor publication of the Board of Governors of the Federal Reserve System, currently available on the world wide web at: http://www.bog.frb.fed.us/ releases/H15/update/.

“H.15(519)” means the “Statistical Release H.15(519), Selected Interest Rates” or any successor publication of the Board of Governors of the Federal Reserve System, currently available on the world wide web at: http://www.bog.frb.fed.us/releases/H15/.

“LIBOR” means the rate as determined by the calculation agent for each applicable interest determination date as follows:

•	the offered rate (or, if more than one such rate is quoted, the arithmetic mean of the offered rates) in the relevant currency for the period of the applicable index maturity which appears on the Relevant Screen Page as of 11:00 A.M., London time, on the Second London Banking Day prior to (or, if the specified currency is Sterling, on) the applicable interest reset date. “Relevant Screen Page” means the page on the Reuter Money 3000 Service or Moneyline’s Telerate Service (or such other services or service as may be nominated as the information vendor for the purpose of displaying the specified page on the respective services or such other page as may replace that page on that service or such other service or services, in all cases for the purpose of displaying comparable rates in succession thereto) as set forth in the applicable pricing supplement;

•	if no such offered rate for deposits so appears (or, as the case may require, if fewer than two such rates so appear), LIBOR will be the arithmetic mean of the rates at which deposits in the relevant currency are offered by four leading banks in the London interbank market, as selected by the calculation agent, at approximately 11:00 a.m., London time, on the applicable interest determination date to prime banks in the London interbank market for a period of the duration of the applicable index maturity and in an amount that is representative for a single transaction in the relevant market at the relevant time;

•	if fewer than two offered rates are so quoted, LIBOR will be the arithmetic mean of the rates quoted by leading banks in the financial center specified in the applicable pricing supplement, as selected by the Calculation Agent and agreed with NIB, at approximately 11:00 a.m., such financial center time, on the applicable interest rate determination date for loans in the relevant currency to major European banks for a period of the duration of the applicable index maturity and in an amount that is representative for a single transaction in the relevant market at the relevant time;

provided, however, that if the calculation agent is unable to determine LIBOR in accordance with the above provisions, LIBOR will be LIBOR as last determined prior to such interest rate determination date.

“London Banking Day” means a day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London.

“Treasury Rate” means the rate for direct obligations of the United States, i.e., treasury bills, having the applicable index maturity, for the auction held on each applicable interest determination date as follows:

•	the rate published in H.15(519) under the heading “U.S. Government Securities-Treasury bills-auction average (investment)”;

•	if the rate described immediately above does not appear by 3:00 P.M., New York City time, on the Calculation Date pertaining to such interest rate determination date, the auction average rate (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) as otherwise announced by the United States Department of the Treasury for Treasury bills on such interest determination date;

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•	in the event that neither of the rates above are published or reported as provided above by 3:00 P.M., New York City time on the Calculation Date, or if no such auction is held on the applicable interest determination date, then the Treasury Rate shall be calculated by the calculation agent and shall be a yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on the applicable interest determination date, of three leading primary United States government securities dealers selected by the calculation agent for the issue of Treasury bills with a remaining maturity closest to the applicable index maturity; provided, however, that if the dealers selected as aforesaid by the calculation agent are not quoting bid rates as mentioned in this sentence, the rate of interest for the applicable period will be the rate of interest in effect on the applicable interest rate determination date.

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ANNEX A

[FORM OF PRICING SUPPLEMENT]

PRICING SUPPLEMENT

(To Prospectus dated February    , 2003 and
Prospectus Supplement dated February    , 2003)

Nordic Investment Bank

Medium-Term Notes, Series C
Due Nine Months or More from Date of Issue

[TITLE OF ISSUE]

[Issue Price: [   ]]

The notes will mature on [MATURITY DATE]. [The notes will not be redeemable before maturity] [and] [will not be entitled to the benefit of any sinking fund].

[The notes will not be listed on any securities exchange.]

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions	Proceeds, before expenses, to NIB

Per Note	[ ]%	[ ]%	[ ]%
Total	[ ]	[ ]	[ ]

Purchasers of the notes will also be required to pay accrued interest from [ISSUE DATE] if the notes are delivered after that date.

[PURCHASER[S]] expect to deliver the notes to investors on or about [CLOSING DATE].

[PURCHASER[S]]

[DATE]

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ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated February    , 2003 relating to NIB’s $3,000,000,000 Medium-Term Note Program and the accompanying prospectus dated February    , 2003 relating to NIB’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. NIB has not authorized anyone else to provide you with different information. NIB and the purchasers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

NIB is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. NIB confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

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DESCRIPTION OF THE NOTES

NIB will issue the notes under the Amended and Restated Fiscal Agency Agreement. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the Amended and Restated Fiscal Agency Agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the Amended and Restated Fiscal Agency Agreement and the form of the notes before making your investment decision. NIB has filed copies of these documents with the SEC and has filed or will file copies of these documents at the offices of the fiscal agent and the paying agent[s].

Aggregate Principal Amount:	[ ]

Issue Price:	[ ]%

Original Issue Date:	[ ]

Maturity Date:	[ ]

Specified Currency:	[ ]

Authorized Denominations:	[ ]

Form:	[ ]

Interest Rate:	[Floating/[ ]% per annum]

Interest Payment Dates:	[ ]

Regular Record Dates:	[ ]

Floating Rate Notes:

Base Rate:	— Commercial Paper Rate

— LIBOR*

— Treasury Rate

— Other

*— LIBOR Moneyline Telerate — LIBOR Reuters

Index Maturity:	[ ]

Initial Interest Rate:	[ ]

Spread (+/–) or Spread Multiplier:	[ ]

Interest Reset Dates:	[ ]

Interest Determination Dates:	[ ]

Maximum Interest Rate:	[Specify] [None; provided, however, that in no event will the interest rate be higher than the maximum rate permitted by New York law, as modified by United States law of general application]

Minimum Interest Rate:	[ ]

Optional Redemption:	— Yes — No

[Initial Redemption Date:]	[ ]

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Optional Repayment:	— Yes — No

Indexed Note:	— Yes — No

Foreign Currency Note:	— Yes — No

Purchasers:	[ ]

Purchase Price:	[ ]%

[Net Proceeds, after Commissions, to NIB:]	[ ]

Closing Date:	[ ]

Method of Payment:	[ ]

Listing, if any:

Securities Codes:

CUSIP:	[ ]

Fiscal Agent:	Citibank, N.A.

Paying Agent:	Citibank, N.A.

[Luxembourg Paying Agent]

Calculation Agent:	Citibank, N.A.

Exchange Rate Agent:	Citibank, N.A.

Transfer Agent:	Citibank, N.A.

Further Issues:	NIB may from time to time, without the consent of existing holders, create and issue further notes having the same terms and conditions as the notes being offered hereby in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with, and will form a single series with, the previously outstanding notes.

Payment of Principal and Interest:	[ ]

Governing Law:	The notes will be governed by, and construed in accordance with, New York law, except for authorization and execution of the notes by NIB and any other matters required to be governed by the Novation Agreement and the Statutes of NIB, as amended.

Further Information:	[ ]

[NORDIC INVESTMENT BANK—RECENT DEVELOPMENTS

The information included in this section supplements the information about NIB corresponding to the headings below that is incorporated by reference in the accompanying prospectus dated February •, 2003. To the extent that the information included in this section differs from the information incorporated by reference in the prospectus, you should rely on the information in this section.

[Add any additional disclosure, if applicable.]]

PLAN OF DISTRIBUTION

[Describe distribution arrangements, if applicable.]

EXPENSES OF THE ISSUE

[Schedule of expenses in connection with the issuance of the notes]

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Dated February   , 2003
Subject to Completion

Prospectus

Nordic Investment Bank

Debt Securities and/or Warrants
to Purchase Debt Securities

Nordic Investment Bank, also known as “Nordiska Investeringsbanken”, may from time to time offer and sell its securities in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. NIB may sell securities having an aggregate initial offering price of up to U.S. $1,500,000,000 in the United States. The securities will constitute direct, unconditional and unsecured indebtedness of NIB and will rank equal in right of payment among themselves and with all existing and future unsecured and unsubordinated indebtedness of NIB.

NIB may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February    , 2003

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ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities Nordic Investment Bank, or NIB, may offer. Each time NIB sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information”.

FORWARD-LOOKING STATEMENTS

The following documents relating to NIB’s debt securities or warrants may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement;

•	any pricing supplement to a prospectus supplement; and

•	the documents incorporated by reference in this prospectus and any prospectus supplement or pricing supplement.

Certain of the statements contained in these documents may be statements of future expectations and other forward-looking statements that are based on management’s views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements, which are forward-looking by reason of context, the words “may, will, should, plans, intends, anticipates, believes, estimates, potential, or continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, general economic conditions, including in particular economic conditions and markets, performance of financial markets, interest rates, currency exchange rates, changing levels of competition, changes in laws and regulations, changes in the policies of central banks and/or foreign governments, and general competitive factors, in each case on a local, regional, national and/or global basis. NIB assumes no obligation to update any forward-looking information contained in these documents.

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USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, NIB will use the net proceeds from the sale of securities for its general purposes, including its past and future lending activities. NIB can make no representation as to the particular projects for which, or borrowers to which, such loans will be made or as to the countries in which such projects will be located.

DESCRIPTION OF THE SECURITIES

Debt Securities

NIB will issue the debt securities under a fiscal agency agreement in the form filed as an exhibit to the registration statement of which this prospectus is a part, or the Fiscal Agency Agreement, or other fiscal agency agreements specified in the prospectus supplement relating to any debt securities. NIB may appoint different fiscal agents from time to time. Each such fiscal agent will maintain an office in the Borough of Manhattan, City and State of New York, and at any other locations described in the relevant prospectus supplement, and a register for registration of transfers and exchanges of debt securities. NIB has filed the Fiscal Agency Agreement and the forms of debt securities with the Securities and Exchange Commission, or the SEC. The following description summarizes some of the terms of the debt securities and the Fiscal Agency Agreement. This summary does not contain all of the information that may be important to you as a potential investor in the securities. You should read the Fiscal Agency Agreement and the forms of debt securities before making your investment decision.

General

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:

•	the title;

•	the aggregate principal amount;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date;

•	if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and any record dates for these interest payment dates;

•	the form of debt security (such as registered or bearer) and any restrictions on exchange from one form to another;

•	special United States federal income tax consequences applicable to bearer securities;

•	any mandatory or optional redemption, repurchase or sinking fund provision;

•	the currency in which the debt securities are denominated, the currency in which NIB will make payments (including interest and any premium) and the circumstances, if any, when that currency of payment may be changed;

•	if NIB or any holder of the debt securities can choose to have any payments of interest, premium or principal on the debt securities paid in a currency other than the currency in which the debt securities are denominated or stated to be payable, the periods within which, and the terms and conditions upon which, that choice may be made;

•	if NIB or any holder of the debt securities can choose to have any payments of interest or principal on the debt securities paid in a currency other than the currency in which the debt securities are denominated or stated to be payable, the time and the method of determining the exchange rate between the currency in which the debt securities are denominated or stated to be payable and the currency in which such debt securities are to be paid pursuant to such choice;

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•	a description of any index or formula NIB will use to determine the amount of principal or any premium or interest payments, and any U.S. federal income tax consequences; and

•	any other terms that do not conflict with the provisions of the relevant fiscal agency agreement.

NIB will make payments on the principal of, and any premium or interest on, the debt securities at the places described in the prospectus supplement. NIB may make payments of interest on the debt securities by check mailed to the holders at their registered addresses.

NIB may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. NIB will describe special considerations in the prospectus supplements for these offerings.

NIB is not required to issue all of its debt securities under the Fiscal Agency Agreement and this prospectus, but instead may issue debt securities other than those described in this prospectus under other fiscal agency agreements and documentation. That documentation may contain different terms from those included in the fiscal agency agreement and described in this prospectus.

Status

The debt securities will be the direct, unconditional and unsecured indebtedness of NIB. They will rank equal in right of payment among themselves and with all of NIB’s existing and future unsecured and unsubordinated indebtedness.

Redemption

If any of the Kingdom of Denmark, Republic of Finland, Republic of Iceland, Kingdom of Norway and Kingdom of Sweden, which we refer to as the Member Countries, changes any law or regulation (or its official interpretation thereof) so that NIB, for reasons outside of its control, after taking all steps reasonably available to it, must pay any of the additional amounts, described below under “—Payment of Additional Amounts,” on any series of debt securities, then NIB may redeem all of the debt securities in that series. If NIB decides to redeem those debt securities, it must inform you of this decision within a period of 30 to 60 days before such redemption and specifically set a date for redemption. NIB will then pay you the specified principal amount of the debt securities and any interest that has accrued until the date of redemption.

If the prospectus supplement for any series of debt securities provides for either mandatory redemption upon the occurrence of a specific event or for redemption at the option of NIB, then NIB must provide you with irrevocable notice of the redemption not less than 20 days prior to the redemption date, unless otherwise provided in such prospectus supplement. If only part of the debt securities will be redeemed, those debt securities to be redeemed will be selected by drawing lots or in any other usual manner decided by the fiscal agent.

Unless all of the debt securities of any series to be redeemed are registered securities, NIB or its agent will publish the notice of redemption in a generally circulated newspaper in New York City and in any other places described in the applicable prospectus supplement. In addition, NIB or its agent will mail the notice to holders of registered securities at their registered addresses.

Payment of Additional Amounts

NIB will make all payments of principal, premium, if any, and interest on the debt securities without withholding or deducting any taxes imposed by the Member Countries or tax authorities within the Member Countries, except as required by law. If any such law requires NIB to withhold or deduct taxes, NIB will pay you the additional amounts necessary to ensure that you receive the same amount as you would have received without such withholding or deduction, except that no such additional amounts shall be payable in respect of the debt securities in any of the following five circumstances:

•	in a Member Country by or on behalf of which the relevant taxes, duties, assessments or governmental charges are imposed or levied; or

•	to you, or to a third party on your behalf, if you are subject to such taxes, duties, assessments or governmental charges by reason of your being connected with any of the Member Countries otherwise than merely by the holding of such debt securities or by receiving payment in respect thereof; or

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•	where you are an individual and such withholding or deduction is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

•	to you, or to a third party on your behalf, if you would have been able to avoid such withholding or deduction by agreeing to receive payment through another paying agent in a member state of the European Union; or

•	more than thirty days after the date on which such payment first becomes due, except to the extent that you would have been entitled to such additional amounts on the last day of such 30-day period.

Default and Acceleration of Maturity

Both of the following are events of default under any series of debt securities:

•	NIB fails to pay any principal, premium, if any, or interest on any debt security of that series within 30 days after payment is due;

•	NIB fails to perform any other obligation under the debt securities of that series and does not cure that failure within 60 days after the fiscal agent receives written notice from the holder of any debt security of the series requiring NIB to remedy the failure.

If the events described above continue, then (unless otherwise specified in the relevant prospectus supplement) the holders of a majority of debt securities of the series may, by written notice given to NIB and the fiscal agent, accelerate the debt securities of that series. Upon acceleration, all amounts of principal of, premium, if any, and any accrued interest on the debt securities of that series held by the holder will be immediately due and payable. If NIB remedies all defaults before the fiscal agent receives the notice, then no acceleration will occur.

Modification of Terms

NIB may generally modify the terms of the debt securities of a series with the written consent of the holders of 66 2/3% of the outstanding principal amount of the debt securities of that series. However, each holder must consent to any modification with respect to its debt securities that would (unless otherwise specified in the relevant prospectus supplement):

•	change the due dates for the payment of principal, premium or interest;

•	reduce any amounts payable on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security;

•	change the payment currency or places of payment;

•	permit early redemption or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	reduce the portion of the principal amount of a series of debt securities the holders of which must vote or consent to amend, supplement or modify the fiscal agency agreement or the terms and conditions of the debt securities of the series or to take any other action; or

•	change NIB’s obligation to pay any additional amounts.

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Warrants

If NIB issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, NIB will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

NIB may issue the warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between NIB and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions NIB may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered or bearer), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of the warrants.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

The securities will provide that they will be governed by and interpreted in accordance with the law of the State of New York, except with respect to all matters governing NIB’s authorization and execution of the securities and any other matters required to be governed by the novation agreement to NIB’s establishing agreement, which came into force on July 18, 1999, or the Novation Agreement, and NIB’s amended statutes.

NIB will appoint the Consul General of Sweden as its authorized agent for service of process in any action based on the securities brought against NIB in any state or federal court in The City of New York. NIB will waive any immunity from the jurisdiction of these courts to which it might be entitled in any action based on these securities, but the waiver will not extend to actions brought under U.S. federal securities laws. You may also institute an action against NIB based on the securities in any competent court in any of the Member Countries.

Nevertheless, NIB may still plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976, or the Immunities Act, in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General of Sweden as its agent for service of process and waiver of immunity from jurisdiction do not include these actions. Without NIB’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against NIB unless the court determines that NIB is not entitled to sovereign immunity under the Immunities Act. In addition, under the Novation Agreement (i) the property and assets of NIB shall be immune from execution of judgment or decree by judicial or administrative authority before such judgment or decree is final; (ii) the property and assets of NIB shall be immune from search, requisition, confiscation and expropriation; (iii) NIB, its property and assets shall be immune from procedural measures of constraints such as seizure; and (iv) the premises and archives of NIB and all documents belonging to it or held by it shall be inviolable. The effect of these provisions of the Novation Agreement may be to limit or eliminate your ability to obtain documents by judicial action in any proceeding or to enforce or create a judgment against NIB or any pre- or post- judgment remedies such as attachment or seizure.

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For further discussion of NIB’s legal status, see the section entitled “Legal Status” in Exhibit IV to NIB’s annual report on Form 18-K for the year ended December 31, 2001.

UNITED STATES TAXATION

In general, a United States person who holds the debt securities or owns a beneficial interest in the debt securities will be subject to United States federal taxation. You are a United States person for U.S. federal income tax purposes if you are:

•	a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

•	a corporation, partnership or other entity organized under the laws of the United States or any political subdivision,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source or

•	a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.

If you are a United States person, the interest you receive on the debt securities will generally be subject to United States taxation and will be considered ordinary interest income. Under current United States federal income tax law, if you are not a United States person, the interest payments that you receive on the debt securities generally will be exempt from United States federal income taxes, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.

Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:

•	you are an insurance company carrying on a United States insurance business, within the meaning of the United States Internal Revenue Code of 1986, or

•	you have an office or other fixed place of business in the United States that receives the interest and you (i) earn the interest in the course of operating a banking, financing or similar business in the United States or (ii) are a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

If you are not a United States person, any gain you realize on a sale or exchange of the debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

The fiscal agent must file information returns with the United States Internal Revenue Service in connection with debt securities payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the fiscal agent.

You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

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PLAN OF DISTRIBUTION

Terms of Sale

NIB will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to NIB from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Any underwriters, dealers or agents participating in a sale of securities may be considered to be underwriters under the U.S. Securities Act of 1933, or the Securities Act. Furthermore, any discounts or commissions received by them may be considered to be underwriting discounts and commissions under the Securities Act. NIB may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the Securities Act. The agents and underwriters may also be entitled to contribution from NIB for payments they make relating to these liabilities.

Method of Sale

NIB may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

If NIB uses underwriters in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. NIB may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters will also be obligated to purchase all the securities of an issue if any are purchased. Any initial public offering price or any concessions allowed or reallowed or paid to dealers may be changed.

NIB may also sell the securities directly or through agents. Any agent will be named and any commissions payable to the agent by NIB will be set forth in the applicable prospectus supplement. Any agent will act on a reasonable best efforts basis for the period of its appointment unless the applicable prospectus supplement states otherwise.

NIB may authorize underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price set forth in the applicable prospectus supplement using delayed delivery contracts. These contracts provide for payment and delivery on one or more specified dates in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

Any restrictions on the offer, sale or delivery of bearer securities to United States persons or within the United States in connection with the original issuance of the securities will be described in the applicable prospectus supplement. Such prospectus supplement will also describe any restrictions on the sale of securities in other jurisdictions if and as appropriate.

Agents and underwriters may be customers of, engage in transactions with, or perform services for NIB in the ordinary course of business.

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VALIDITY OF THE SECURITIES

The following persons will give opinions regarding the validity of the securities:

•	For NIB: Mr. Sten Holmberg; and

•	For the underwriters and agents, if any: Cleary, Gottlieb, Steen & Hamilton, New York, New York.

As to all statements in this prospectus with respect to the constitutive documents of NIB and the respective laws of each of the Member Countries, Cleary, Gottlieb, Steen & Hamilton may rely on the opinion of Mr. Sten Holmberg or another legal officer of NIB.

Cleary, Gottlieb, Steen & Hamilton has provided legal services to NIB from time to time.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of NIB in the United States is Vilhjálmur Egilsson, Nordic Executive Director’s Office, International Monetary Fund, 700 19th Street, N.W., Washington, D.C. 20431.

EXPERTS

Mr. Kristian Hallbäck and Mr. Torbjörn Hanson, independent auditors of NIB, have examined the financial statements of NIB contained in the 2001 Form 18-K and incorporated by reference in this prospectus and the registration statement of which this is a part. NIB has incorporated these financial statements in reliance on the certificate of the independent auditors, which was given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Schedule B (No. 333-  ;) that NIB filed with the U.S. Securities and Exchange Commission using a shelf registration process. It also relates to a registration statement on Schedule B (No. 333-6706) NIB filed in 1996. This prospectus does not contain all of the information provided in the registration statements. For further information, you should refer to the registration statements.

NIB files reports and other information with the SEC. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on its public reference rooms, including those in New York and Chicago. Some of our SEC filings are also available on the SEC’s website at http://www.sec.gov.

The SEC allows NIB to incorporate by reference some information that NIB files with the SEC. Incorporated documents are considered part of this prospectus. NIB can disclose important information to you by referring you to those documents. Information that NIB later files with the SEC will update and supersede this incorporated information. The following documents are incorporated by reference in this prospectus and any accompanying prospectus supplement:

•	NIB’s Annual Report on Form 18-K for the year ended December 31, 2001, as filed with the SEC on November 12, 2002 and the Amendment No. 1 thereto, as filed with the SEC on December 4, 2002; and

•	each subsequent Annual Report on Form 18-K and any amendment on Form 18-K/A filed after the date of this prospectus and before all of the securities are sold.

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Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents, including any exhibits that are incorporated by reference in them. Requests for such documents should be directed to:

Finance Department
Nordic Investment Bank
P.O. Box 249
FIN-00171 Helsinki, Finland
telephone: 358-99-18001

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PART II

(Required by Items (11), (13) and (14) of Schedule B)
of the Securities Act of 1933.)

The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee	U.S.$111,664
Printing and engraving expenses	2,200
Legal fees and expenses	50,000

Total	U.S.$163,864

To the extent additional expenses for the account of the registrar will be incurred in individual issuances of securities being registered, these expenses will be disclosed in the prospectus supplements relating thereto.

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CONTENTS

This Registration Statement comprises:

(1)	The facing sheet.

(2)	The Cross Reference Sheet between Schedule B of the Securities Act of 1933 and the Prospectus.

(3)	Part I consisting of a Prospectus Supplement and the Prospectus.

(4)	Part II consisting of pages II-1 to II-6.

(5)	The Consents constituting the following exhibits:

A.	Consent of a senior legal officer of NIB.

B-1.	Consent of Kristian Hallbäck, authorized public accountant.

B-2.	Consent of Torbjörn Hanson, authorized public accountant.

C.	Consent of Cleary, Gottlieb, Steen & Hamilton, counsel for the underwriters or agents.

(6)	The following additional exhibits:

D.	Novation Agreement concerning the Nordic Investment Bank, entered into force on July 18, 1999. (Filed on December 4, 2002 as Exhibit VI to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)

E.	Statutes of Nordic Investment Bank, as amended. (Filed on December 4, 2002 as part of the Novation Agreement filed as Exhibit VI to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)

F.	Opinion of a legal officer of NIB as to the legality of the Securities.

G.	Form of proposed Underwriting Agreement. (Filed on March 14, 1985 as Exhibit A to Registration No. 2-96436 of Nordiska Investeringsbanken and incorporated herein by reference.)

H.	Form of Fiscal Agency Agreement (for issuance of Debt Securities in registered form), including Form of Debt Security (in registered form). (Filed on February 3, 1994 as Exhibit A to Post-Effective Amendment No. 4 to Registration Statement No. 33-37461 and incorporated herein by reference.)

I.	Form of Amended and Restated Fiscal Agency Agreement (for the issuance of Medium Term Notes, Series C) dated December 4, 2002. (Filed on December 4, 2002 as Exhibit IX to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)

J.	Selling Agency Agreement (for Medium Term Notes, Series C) dated January 22, 1993. (Filed on December 4, 2002 as Exhibit VII to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)

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K.	Form of Amendment No. 1, dated December 4, 2002, to the Selling Agency Agreement (for Medium Term Notes, Series C). (Filed on December 4, 2002 as Exhibit VIII to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)

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SIGNATURES

Of Officers and Directors:

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement or amendment thereto has been signed below by the following persons in the capacities indicated on February 5, 2003.

Each person in so signing also makes, constitutes and appoints Jón Sigurðsson, Bo Heide-Ottosen and Juha Kotajoki, any one acting singly, his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution, in his or her name, place and stead to execute and cause to be filed with the Securities and Exchange Commission any or all amendments to such Registration Statement.

Name	Title

/s/ Jón Sigurðsson (Jón Sigurðsson)	President (principal executive officer)

/s/ Bo Heide-Ottosen (Bo Heide-Ottosen)	Executive Vice President, Head of the Finance Department (principal financial officer)

/s/ Juha Kotajoki (Juha Kotajoki)	Senior Vice President, Risk Management

/s/ Bolli Thor Bollason (Bolli Thor Bollason)	Director

/s/ Bo Göran Eriksson (Bo Göran Eriksson)	Director

/s/ Ib Katznelson (Ib Katznelson)	Director

/s/ Lars Kolte (Lars Kolte)	Director

/s/ Bo Marking (Bo Marking)	Director

/s/ Thorsteinn Ólafsson (Thorsteinn Ólafsson)	Director

/s/ Arild Sundberg (Arild Sundberg)	Director

/s/ Seppo Suokko (Seppo Suokko)	Director

/s/ Eli Telhaug (Eli Telhaug)	Director

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Of the Issuer:

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Nordic Investment Bank, has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned duly authorized, in Helsinki, Finland, on February 5, 2003.

NORDIC INVESTMENT BANK

By: /s/ Jón Sigurðsson

By: /s/ (Jón Sigurðsson)

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Of the Duly Authorized Representative of the Issuer in the United States:

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Nordic Investment Bank, has signed this Registration Statement or amendment thereto in the City of Washington, District of Columbia, on February 5, 2003.

/s/ Vilhjálmur Egilsson

Vilhjálmur Egilsson
Authorized Representative of Nordic Investment Bank in the United States

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INDEX TO EXHIBITS

Exhibit	Exhibit Title

A.	Consent of a senior legal officer of NIB.

B-1.	Consent of Kristian Hallbäck, authorized public accountant.

B-2.	Consent of Torbjörn Hanson, authorized public accountant.

C.	Consent of Cleary, Gottlieb, Steen & Hamilton, counsel for the underwriters or agents.

D.	Novation Agreement concerning the Nordic Investment Bank, entered into force on July 18, 1999. (Filed on December 4, 2002 as Exhibit VI to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)

E.	Statutes of Nordic Investment Bank, as amended. (Filed on December 4, 2002 as part of the Novation Agreement filed as Exhibit VI to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)

F.	Opinion of a legal officer of NIB as to the legality of the Securities.

G.	Form of proposed Underwriting Agreement. (Filed on March 14, 1985 as Exhibit A to Registration No. 2-96436 of Nordiska Investeringsbanken and incorporated herein by reference.)

H.	Form of Fiscal Agency Agreement (for issuance of Debt Securities in registered form), including Form of Debt Security (in registered form). (Filed on February 3, 1994 as Exhibit A to Post-Effective Amendment No. 4 to Registration Statement No. 33-37461 and incorporated herein by reference.)

I.	Form of Amended and Restated Fiscal Agency Agreement (for the issuance of Medium Term Notes, Series C) dated December 4, 2002. (Filed on December 4, 2002 as Exhibit IX to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)

J.	Selling Agency Agreement (for Medium Term Notes, Series C) dated January 22, 1993. (Filed on December 4, 2002 as Exhibit VII to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)

K.	Form of Amendment No. 1, dated December 4, 2002, to the Selling Agency Agreement (for Medium Term Notes, Series C). (Filed on December 4, 2002 as Exhibit VIII to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)

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EXHIBIT A

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EXHIBIT A

CONSENT

I hereby consent to the use of my name and the making of the statements with respect to me that are set forth under the caption “Legal Opinions” in the Prospectus included in this Registration Statement or amendment thereto filed by Nordic Investment Bank with the Securities and Exchange Commission.

/s/ Sten Holmberg Sten Holmberg

Helsinki, February 5, 2003

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EXHIBIT B-1

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EXHIBIT B-1

AUDITOR’S CONSENT

I hereby consent to the incorporation in the Prospectus included in this Registration Statement or amendment thereto filed by Nordic Investment Bank (“NIB”) with the Securities and Exchange Commission of the certificate of myself and Torbjörn Hanson, as Auditors of Nordic Investment Bank, dated 8 March 2002, accompanying the financial statements set forth in NIB’s Annual Report on Form 18-K for the fiscal year ended December 31, 2001 and to the reference to me under the caption “Experts” in the Prospectus that is a part of the Registration Statement.

/s/ Kristian Hallbäck Kristian Hallbäck
Authorized Public Accountant
Ernst & Young
Helsinki, Finland

February 5, 2003

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EXHIBIT B-2

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EXHIBIT B-2

AUDITOR’S CONSENT

I hereby consent to the incorporation in the Prospectus included in this Registration Statement or amendment thereto filed by Nordic Investment Bank (“NIB”) with the Securities and Exchange Commission of the certificate of myself and Kristian Hallbäck, as Auditors of Nordic Investment Bank, dated 8 March 2002, accompanying the financial statements set forth in NIB’s Annual Report on Form 18-K for the fiscal year ended December 31, 2001 and to the reference to me under the caption “Experts” in the Prospectus that is a part of the Registration Statement.

/s/ Torbjörn Hanson

Torbjörn Hanson Authorized Public Accountant Ernst & Young Stockholm, Sweden

February 5, 2003

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EXHIBIT C

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EXHIBIT C

CONSENT

We hereby consent to the use of our name and the making of the statements with respect to us that are set forth under the caption “Validity of the Securities” in the Prospectus included in this Registration Statement or amendment thereto filed by Nordic Investment Bank with the Securities and Exchange Commission.

In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

CLEARY, GOTTLIEB, STEEN & HAMILTON

By:	/s/ Ward A. Greenberg

Ward A. Greenberg, a Partner

February 5, 2003

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EXHIBIT F

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[LETTERHEAD OF NIB]

Helsinki, February 5, 2003

Dear Sirs,

As Senior Counsel of Nordic Investment Bank (“NIB”), I have examined and am familiar with the provisions of the Agreement between Denmark, Finland, Iceland, Norway and Sweden concerning the Nordic Investment Bank (the “Novation Agreement”), which came into force on July 18, 1999 and which superceded the agreement among the same parties (the “Member Countries”), which came into force on December 4, 1975, and pursuant to which NIB was established, and of the Statutes of NIB, as amended (the “Statutes”) attached to the Novation Agreement. I have also examined copies of such documents as I have deemed necessary with respect to the entry into force of the Novation Agreement and the Statutes.

With respect to the Registration Statement on Schedule B to which this opinion is an exhibit (the “Registration Statement”) to be filed by NIB with the Securities and Exchange Commission for the purpose of registration under the United States Securities Act of 1933, as amended, debt securities and warrants of NIB, I have examined and relied on the originals or copies, certified or otherwise identified to my satisfaction, of such corporate records, certificates, and other documents and instruments, and I have made such investigations of law, as I have considered necessary or desirable for the purpose of this opinion. In addition, for such purposes I have assumed that, as is now contemplated, the terms of the securities and of their sale, when established, will not be in violation of any applicable law or other requirement then binding on NIB.

Based on the foregoing, I am of the opinion that:

(i)	the Novation Agreement, including the Statutes, as amended, has been duly executed and ratified by all of the Member Countries and constitutes a legally binding obligation of the Member Countries, and

(ii)	the debt securities and warrants will, when the Registration Statement has become effective and the debt securities and/or warrants have been issued and delivered as contemplated in the Registration Statement, be valid and legally binding obligations of NIB, enforceable in accordance with their terms, subject as to enforceability relating to or effecting creditors’ rights and to general equity principles.

No opinion is expressed herein as to the laws of any jurisdiction other than the laws of the Member Countries.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Sten Holmberg
Sten Holmberg